ASIAN TRENDS MEDIA HOLDINGS, Inc.

3rd Floor, Far East Consortium Building

204-206 Nathan Road

Kowloon, Hong Kong

Phone:  011 852-2482-5168

June 25, 2008

Larry Spirgel, Assistant Director

Office of Small Business

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3720

450 Fifth Street, N.W.

Washington D.C., 20549

Re:

Asian Trends Media Holdings, Inc.

Registration Statement on Form S-1 Withdrawal Request

File No. 333-150380

Dear Mr. Spirgel:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Asian Trends Media Holdings, Inc. (the "Company") hereby respectfully requests the withdrawal of its Form S-1 Registration Statement filed with the SEC on April 22, 2008.

The Registration Statement is being withdrawn due to our inability at this time to comply with the requirement to provide timely financials.

The Company requests that the Commission consent to this application for withdrawal pursuant to Rule 477(a).  We confirm that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

Should you have any questions or comments, please do not hesitate to contact the Company's counsel in this matter, Diane J. Harrison, Esq., of Harrison Law, P.A., via e-mail at diane@harrisonlawpa.com or telephone at (941) 723-7564.

Sincerely,

/s/ ZHI JIAN ZENG

Zhi Jian Zeng, President